EXHIBIT 12.1

LENDINGTREE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

(unaudited)

	Nine Months Ended September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Add –
Pre-tax income (loss) from continuing operations	$20,203	$(971)	$(1,126)	$(3,732)	$(61,477)	$(33,545)
Fixed charges	426	372	406	1,773	1,904	1,718
Amortization of capitalized interest	—	—	—	—	—	—
Less –
Interest capitalized	—	—	—	—	—	—

Total adjusted earnings (loss)	$20,629	(599)	(720)	(1,959)	(59,573)	(31,827)

Fixed charges:
Interest expense	$133	2	33	912	372	473
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
An estimate of the interest within rental expense	293	370	373	861	1,532	1,245

Total fixed charges	$426	372	406	1,773	1,904	1,718

Ratio of earnings to fixed charges	48.4	*	*	*	*	*
Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$—	$971	$1,126	$3,732	$61,477	$33,545

*	Ratio of earnings to fixed charges was less than one-to-one for this period.